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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                       Commission File Number: 000-25019


                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
             [_] Form N-SAR

             For Period Ended:  December 31, 2000

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


Pvaxx Corporation
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Full Name of Registrant


Oak Brook Capital IV, Inc.
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Former Name if Applicable


12730 New Brittany Boulevard, The Commonwealth Centre
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Address of Principal Executive Office (Street and Number)


Fort Myers, Florida  33907
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a) The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
[x]  |    (b) The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
     |        thereof will be filed on or before the 15th calendar day
     |        following the prescribed due date; or the subject quarterly
     |        report or transition report on Form 10-Q, or portion thereof will
     |        be filed on or before the fifth calendar day following the
     |        prescribed due date; and
     |
     |    (c) The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has not completed the closing of its financial records for the quarterly period ended December 31, 2000. Accordingly, additional time is required before it will have the necessary information to complete and file its Form 10-QSB. The Company is working to complete the financial statements and the Form 10-QSB as soon as possible.


                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

        Mark T. Thatcher, Esq.   (401)        272-5800
-----------------------------------------------------------------------
        (Name)                   (Area code)  (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period
that the registrant was required to file such report(s) been filed?   If the
answer is no, identify report(s)

                                            [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last quarterly period will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Pvaxx Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    By:  Pvaxx Corporation

Date: February 14, 2001             By:  /s/ Henry Stevens
                                         ----------------------------
                                         Henry Stevens
                                         Chairman

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.